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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 20747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/11** (MM/DD/YY) AND ENDING **09/30/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cape Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2005 Pennsylvania Avenue
(No. and Street)

McDonough	GA	30253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim R. Webb **(678) 583-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Jim R. Webb**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cape Securities, Inc.**, as of **September 30**, **2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

MY COMMISSION EXPIRES 11/12/15


J. Kevin Jokela
Notary Public
My Commission Expires November 12, 2015
Henry County, Georgia

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

OATH OR AFFIRMATION

I, **Jim R. Webb**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cape Securities, Inc.**, as of **September 30**, **2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public

MY COMMISSION EXPIRES 11/12/15


J. Kevin Jokela
Notary
Public
My Commission Expires November 12, 2015
Henry County, Georgia

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

CAPE SECURITIES, INC.
Financial Statements
For the Year Ended
September 30, 2012
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Cape Securities, Inc.

We have audited the accompanying balance sheet of Cape Securities, Inc. as of September 30, 2012 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cape Securities, Inc. at September 30, 2012 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 21, 2012
Atlanta, Georgia



RUBIO CPA, PC

CAPE SECURITIES, INC.
BALANCE SHEET
SEPTEMBER 30, 2012

ASSETS

Cash and cash equivalents	$ 228,066
Clearing deposit	50,168
Due from clearing broker-dealer	154,554
Commissions receivable	116,735
Office furniture and equipment	11,921
Prepaid expenses	33,059
Due from brokers	31,713
Due from related parties	21,495
Due from employees	28,344
Securities owned	84,912
Total assets	$ 760,967

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 21,289
Accrued commissions	172,441
Accrued payroll and taxes	23,670
Other accrued liabilities	57,272
Due to clearing broker-dealer	96,338
Total liabilities	371,010
STOCKHOLDER'S EQUITY:	
Common stock, par value $1; 500,000 shares authorized; 230,000 shares issued and outstanding	230,000
Additional paid-in capital	237,359
Retained earnings (deficit)	(77,402)
Total stockholder's equity	389,957
Total liabilities and stockholder's equity	$ 760,967

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended September 30, 2012

REVENUES	
Commissions	$5,680,848
Other	721,424
	6,402,272
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions, compensation and benefits	5,015,617
Clearance fees	306,747
Occupancy	67,695
Communications	43,215
Other operating expenses	727,629
	6,160,903
NET INCOME	$ 241,369

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 241,369
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	1,000
Charge off of deferred tax asset	5,000
Increase in clearing deposit	(68)
Decrease in commissions receivable	31,596
Increase in due from clearing broker	(94,180)
Increase in securities owned	(84,912)
Decrease in prepaid expenses	6,291
Increase in receivable from related party	(7,343)
Decrease in due from brokers	(5,842)
Increase in due from employees	(10,638)
Increase in accounts payable, accrued expenses and other liabilities	36,725
Increase in due to clearing broker	96,338
NET CASH PROVIDED BY OPERATING ACTIVITIES	215,336
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office furniture and equipment	(6,702)
NET CASH USED BY INVESTING ACTIVITIES	(6,702)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to stockholder	(5,000)
NET CASH USED BY FINANCING ACTIVITIES	(5,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	203,634
CASH AND CASH EQUIVALENTS:	
Beginning of year	24,427
End of year	$ 228,061

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended September 30, 2012

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, September 30, 2011	$230,000	$237,359	$ (313,771)	$153,588
Net income			241,369	
Distributions			(5,000)	
Balance, September 30, 2012	$230,000	$237,359	$ (77,402)	$389,957

The accompanying notes are an integral part of these financial statements.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of North Carolina in 1985. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less, that are not held for sale in the ordinary course of business, to be cash and cash equivalents in the balance sheet and the statement of cash flows.

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company elected S corporation status effective October 1, 2011 whereby the income or losses of the Company flow through to and are taxable to its stockholder.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Commissions Receivable: Commissions receivable are non-interest bearing uncollateralized obligations receivable from brokerage transactions.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Securities Transactions: Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Securities owned are valued at market value, and securities owned, that are not readily marketable, are valued at fair value as determined by management.

Due from Clearing Broker-Dealer: The receivable from the Company's clearing broker-dealer consists primarily of commissions receivable from brokerage transactions.

Date of Management's Review: Subsequent events were evaluated through November 21, 2012, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2012, the Company had net capital of $229,132, which was $210,059 in excess of its required net capital of $19,073 and the ratio of aggregate indebtedness to net capital was 1.25 to 1.0.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012

NOTE C – RELATED PARTIES

A related company provided the Company with certain office premises, furnishings and office equipment in exchange for monthly payments of $1,250 that terminated in August 2012. From time to time, the Company pays expenses of related companies engaged in insurance and investment advisory, among other things, and periodically seeks reimbursement. The account receivable from related parties arose from those transactions.

NOTE D – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Concentrations of Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE E – LEASES

The Company leases office premises at two locations in McDonough, Georgia under month to month leases. Total payments under the lease arrangements for the year ended September 30, 2012 were approximately $57,000 of which $14,000 was paid to a related party.

NOTE F – RECEIVABLE FROM CLEARING BROKER & CLEARING AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities.

Amounts receivable from its clearing organization at September 30, 2012 consist of commissions receivable and funds on deposit in various accounts. The receivable is considered fully collectible and no allowance is required.

Amounts payable to the clearing broker dealer at September 30, 2012 consist principally of debt collateralized by securities owned.

NOTE F – RECEIVABLE FROM CLEARING BROKER & CLEARING AGREEMENT (CONTINUED)

The Company's fully disclosed clearing agreement with its clearing broker dealer requires that the Company maintain net capital of not less than $75,000.

NOTE G – CONTINGENCIES

At September 30, 2012, the Company is engaged in three arbitrations and an additional matter involving a broker incurred in the normal course of business. At September 30, 2012, the Company has accrued approximately $31,000 for the expected cost to litigate and settle the matters. It is reasonably possible that the eventual outcome of these matters could differ from the amount accrued and that difference could be material.

At September 30, 2011, the Company was engaged in two arbitrations and $15,000 was accrued for the expected cost to settle those matters. The matters in progress at September 30, 2011 remain in progress at November 2012 and the expected cost to settle these matters is accrued at September 2012.

NOTE H – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for indential assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

CAPE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2012

NOTE H – FAIR VALUE (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2012:

	Fair Value Measurements September 30, 2012	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Securities owned, common stock, available for sale	$ 84,912	$ 84,912	$ -	$ -

Fair value of securities owned and available for sale is determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CAPE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF SEPTEMBER 30, 2012

NET CAPITAL:

Total stockholder's equity	$ 389,957
Less non-allowable assets:	
Office furniture and equipment	11,921
Prepaid expenses and deposits	33,059
Accounts receivable from brokers	31,713
Accounts receivable from related parties	21,495
Advances to employees	28,343
Deferred tax asset	16,587
	143,118
Net capital before haircuts	246,839
Less haircuts	
Securities owned	12,737
Undue concentration	4,970
Net capital	$ 229,132
Required minimum net capital	$ 5,000
Aggregate indebtedness, liabilities less indebtedness arising from securities owned	$ 286,098
Required net capital based on aggregate indebtedness	$ 19,073
Excess net capital	$ 210,059
Ratio of aggregate indebtedness to net capital	1.25 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF SEPTEMBER 30, 2012

Net capital, as reported in Part IIA of Form X-17 a-5	$ 254,665
Audit adjustments:	
To record accrued payroll	(20,643)
Increase in haircuts	(4,890)
Net capital, as reported above	$ 229,132

CAPE SECURITIES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED SEPTEMBER 30, 2012

The Company has no liabilities subordinated to claims and general creditors.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Stockholder
Cape Securities, Inc.

In planning and performing our audit of the financial statements of Cape Securities, Inc., for the year ended September 30, 2012, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Cape Securities, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate

because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 21, 2012
Atlanta, Georgia


Rubio CPA, PC

RUBIO CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

CAPE SECURITIES, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Cape Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2012, which were agreed to by Cape Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Cape Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Cape Securities, Inc.'s management is responsible for Cape Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2012, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



RUBIO CPA, PC

November 21, 2012
Atlanta, GA

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020747 FINRA SEP
CAPE SECURITIES INC
2005 PENNSYLVANIA AVE
MCDONOUGH GA 30253-9120

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Brenda MacDonald

A. General Assessment (item 2e from page 2) $ 9,378.81

B. Less payment made with SIPC-6 filed (exclude interest) (5,001.04)
04/27/2012
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,377.77

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,377.77

H. Overpayment carried forward $( )

Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

SIPC member submitting this form and the son by whom it is executed represent thereby all information contained herein is true, correct complete.

Cape Securities, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Chief Administrative Officer
(Title)

d the 27 day of November, 2012.

form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2011** and ending **9/30/2012**

Eliminate cents

m No.

. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,402,272
Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts	—
Total additions	—
Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,214,000
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	306,746
(4) Reimbursements for postage in connection with proxy solicitation	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Annual Conference Income (Deductions in excess of $100,000 require documentation)	130,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	2,650,746
IPC Net Operating Revenues	$ 3,751,523
eneral Assessment @ .0025	$ 9,378.81

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